UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 11, 2016

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Registrant’s Name)

44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, Canada M5H 1H1

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

This Form 6-K is hereby incorporated by reference into the registration statement of The Bank of Nova Scotia on Form F-3 (Registration Number 333-200089).

This Form 6-K consists of two Opinions of Cadwalader, Wickersham & Taft LLP, as special counsel and as special U.S. tax counsel to The Bank of Nova Scotia, each including a Consent of Cadwalader, Wickersham & Taft LLP, as special counsel and as special U.S. tax counsel to The Bank of Nova Scotia. The Opinions and Consents of Cadwalader, Wickersham & Taft LLP are filed herewith as exhibits to the Registration Statement of The Bank of Nova Scotia on Form F-3 filed on November 10, 2014 (File No. 333-200089).

EXHIBIT INDEX

Exhibit Index
Exhibit 5.1	Opinion of Cadwalader, Wickersham & Taft LLP, special counsel to The Bank of Nova Scotia
Exhibit 23.1	Consent of Cadwalader, Wickersham & Taft LLP, special counsel to The Bank of Nova Scotia (included in Exhibit 5.1)
Exhibit 8.1	Opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to The Bank of Nova Scotia
Exhibit 23.2	Consent of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to The Bank of Nova Scotia (included in Exhibit 8.1)

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-200089) of The Bank of Nova Scotia and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Bank of Nova Scotia

By:	/s/ Christy Bunker
	Name:	Christy Bunker
	Title:	Managing Director, Secured & Capital Funding

Date: February 11, 2016